Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited First Quarter 2014 Results

Exceeded Guidance with Net Revenue up 26.8% YoY

Shenzhen, China, November 20, 2013– Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for the first quarter fiscal 2014 ended September 30, 2013.

First Quarter Fiscal 2014 Financial Highlights (compared to first quarter fiscal 2013)

-	Net revenue increased 26.8% to RMB49.2 million (US$8.0 million)
-	Gross profit increased 12.2% to RMB16.9 million (US$2.8 million), and gross profit margin was 34.4%
-	Net operating loss was RMB4.9 million (US$0.8 million) as compared to an operating loss of RMB5.2 million
-	Net loss was RMB0.4 million (US$0.06 million), compared to a net loss of RMB0.07 million
-	Non-GAAP net loss, excluding share based compensation expenses, was RMB0.4 million (US$0.06 million), compared to a Non-GAAP net income of RMB0.4 million
-	Basic and diluted losses per share were RMB0.02 (US$0.003) as compared to basic and diluted earnings per share of RMB0.01
-	Non-GAAP basic and diluted losses per share were RMB0.02 (US$0.003) as compared to non-GAAP basic and diluted earnings per share of RMB0.03

Dong Xu, Chairman and Acting Chief Executive Officer of Noah, said, “We are pleased to deliver a strong first quarter for our fiscal year 2014, although the first quarter is a seasonally low season for our business. This is in line with our growth strategy as we have seen a significant increase in our revenues for this quarter through our expanded kindergartens operations, and strong organic growth in primary and secondary schools operations.”

Mr. Xu continued, “Going forward, we remain focused on driving growth organically and through acquisitions. The education services industry is one of the few that have a strong resilient nature against economic cycles and we are confident that Noah will reap the full benefits with continuous organic growth through the increasing ramp up of our existing kindergartens and schools, diversifying our service offerings such as early childhood education, and collaborating with real estate developers to explore opportunities to roll out new schools and kindergartens. With our strong cash position, we are also actively pursuing acquisition opportunities to expand our geographic reach in other parts of China.”

Dora Li, Chief Financial Officer of Noah, said, “Our margin for the first quarter is typically lower since kindergartens and schools are on summer break, with no revenue being recognized. In addition, costs associated with new kindergarten openings and expansion have increased as expected, causing further pressure on our gross margin in the first quarter. However, we expect this to normalize in the subsequent quarters.”

First Quarter Fiscal 2014 Financial Results

Net revenue

Net revenue for the first quarter of fiscal 2014 increased 26.8% year-over-year to RMB49.2 million (US$8.0 million) from RMB38.8 million. The increase was driven mainly by the organic growth from existing kindergartens and schools, and incremental revenue from acquisition and newly opened kindergartens.

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In terms of revenue breakdown by business service for the first quarter of fiscal 2014, revenue from kindergartens increased 36.2% year-over-year to RMB21.8 million (US$3.6 million) from RMB16.0 million, mainly driven by incremental revenue contribution from DDK Consulting and Xiaoxiao Consulting, which were acquired in the second quarter of fiscal 2013. Revenue from primary and secondary schools increased 45.3% year-over-year to RMB17.0 million (US$2.8 million) from RMB11.7 million due to revenue contribution from the ramping up school and expansion of existing mature schools. Revenue from supplemental education, which includes franchised fees, English training courses and sale of teaching materials, decreased 6.3% year-over-year to RMB10.4 million (US$1.7 million) from RMB11.1 million, primarily due to a decrease in tuition fees collected during the summer term.

	1Q FY2014		1Q FY2013
Services	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue
Kindergartens	21.8	44.4%	16.0	41.1%
Primary and Secondary Schools	17.0	34.5%	11.7	30.2%
Supplemental Education	10.4	21.1%	11.1	28.7%
Total	49.2	100.0%	38.8	100.0%

Gross profit and gross profit margin

Gross profit for the first quarter of fiscal 2014 increased 12.2% year-over-year to RMB16.9 million (US$2.8 million) from RMB15.1 million. The increase in gross profit was primarily driven by the continued strong growth of the kindergarten, as well as the primary and secondary schools operations.

Gross profit margin for the first quarter of fiscal 2014 was 34.4%, compared to 38.9% in the first quarter of fiscal 2013. The contraction in margin was mainly due to an expanded portfolio of revenue contributed by kindergartens, which has a lower gross profit margin, accounted for 44.4% of total revenue for the first quarter 2014, compared to 41.1% of total revenue for the first quarter 2013, as well as the incremental cost incurred from DDK Consulting and Xiaoxiao Consulting and newly opened kindergartens.

Operating expenses

Total operating expenses for the first quarter of fiscal 2014 was RMB26.3 million (US$4.3 million) as compared to RMB23.9 million in the first quarter of fiscal 2013.

Research and development (“R&D”) expenses for the first quarter of fiscal 2014 was RMB0.5 million (US$0.09 million) as compared to RMB0.6 million in the same period of fiscal 2013. As a percentage of net revenue, R&D expenses decreased to 1.1% in the first quarter of fiscal 2014 from 1.5% in the same quarter of fiscal 2013. The R&D investment is focused on the development of teaching materials.

Sales and marketing (“S&M”) expenses for the first quarter were RMB2.0 million (US$0.3 million) as compared to RMB1.6 million in the same quarter of fiscal 2013. The increase in S&M expenses was due to the increase in promotion expenses and marketing staff remuneration of the Company’s supplemental education business segment. As a percentage of net revenue, S&M expenses decreased to 4.1% in the first quarter of fiscal 2014, compared to 4.2% in the same period of fiscal 2013. S&M expenses as a percentage of revenue is expected to maintain at a similar level in following quarters while the Company sustains its initiatives in brand promotion.

General and administrative (“G&A”) expenses for the first quarter of fiscal 2014 were RMB23.7 million (US$3.9 million) as compared to RMB21.6 million in the same period of fiscal 2013. The increase in G&A expenses was mainly due to the incremental expenses from DDK Consulting and Xiaoxiao Consulting which were acquired in the second quarter of fiscal 2013, as well as increased costs from newly opened kindergartens. As a percentage of net revenue, G&A expenses decreased to 48.3% in the first quarter of fiscal 2014, compared to 55.7% in the same period of fiscal 2013. The lower percentage of G&A expenses to net revenue primarily reflected the improvement of the Company’s operational leverage with the expansion of revenue scale.

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Other operating income

Other operating income for the first quarter of fiscal 2014 increased 24.7% year-over-year to RMB4.5 million (US$0.7 million) from RMB3.6 million in the first quarter of fiscal 2013. The increase was primarily due to the increase in government subsidies and rental income.

Net operating income/loss

Net operating loss for the first quarter of fiscal 2014 was RMB4.9 million (US$0.8 million), compared to a net operating loss of RMB5.2 million in the first quarter of fiscal 2013

Non-GAAP net operating loss for the first quarter of fiscal 2014 was RMB4.9 million (US$0.8 million), compared to a Non-GAAP net operating loss of RMB4.8 million in the same quarter of fiscal 2013.

Non-operating income

Impairment loss of other investment for the first quarter of fiscal 2014 was RMB0.13 million (US$0.02 million), compared to RMB0.10 million in the first quarter of fiscal 2013. The impairment loss reflected the fair value change of the Company’s investment in Franklin Electronic Publishers. Interest income for the first quarter of fiscal 2014 was RMB0.7 million (US$0.1 million), compared to RMB0.4 million in the first quarter of fiscal 2013. Investment income for the first quarter of fiscal 2014 was RMB5.3 million (US$0.8 million), compared to RMB4.7 million in the first quarter of fiscal 2013. Other non-operating income for the first quarter of fiscal 2014 was RMB0.9 million (US$0.1 million), compared to RMB0.1 million in the same period of fiscal 2013. The increase was due to the effect on exchange rates.

Income tax expenses

Income tax expenses for the first quarter of fiscal 2014 were RMB2.2 million (US$0.4 million), compared to an income tax credit of RMB0.1 million for the same period in fiscal 2013. The increase was mainly because there was a RMB0.9 million deferred tax credit in the first quarter 2013 and that more schools and kindergartens are making profit this quarter.

Net income/loss

Net loss for the first quarter of fiscal 2014 was RMB0.4 million (US$0.06 million), compared to a net loss of RMB0.07 million in the same period of fiscal 2013. Basic and diluted losses per share were RMB0.02 (US$0.003), compared to basic and diluted earnings per share of RMB0.01 in the first quarter of fiscal 2013.

Net loss excluding share-based compensation expenses (non-GAAP) for the first quarter of fiscal 2014 was RMB0.4 million (US$0.06 million), compared to a non-GAAP net income of RMB0.4million in the same period of fiscal 2013. Non-GAAP basic and diluted losses per share for the first quarter of fiscal 2014 were RMB0.02 (US$0.003), compared to a non-GAAP basic and diluted earnings per share of RMB0.03 in the first quarter of fiscal 2013.

Liquidity

Cash and cash equivalents, and short-term other investments totaled RMB572.4 million (US$93.5 million) on September 30, 2013, compared to RMB530.9 million on June 30, 2013. For the three months ended September 30, 2013, operating cash from continuing operations was RMB51.8 million (US$8.5 million).

Deferred revenue

Deferred revenue related to tuition fees and franchising fees as of September 30, 2013 was RMB71.5 million (US$11.7 million). This compares to deferred revenue related to tuition fees and franchising fees of RMB37.4 million as of June 30, 2013. Deferred revenue primarily includes the tuition fees and franchising fees collected but has not yet recognized during the quarter. It will be recognized according to course and contract schedule. September is the beginning of school terms, therefore there is usually a higher deferred revenue balance at the end of the first quarter.

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Operational Updates

Noah operates 63 schools, kindergartens, and training centers in its network at the end of the first quarter fiscal 2014. The network includes 48 kindergartens, with 11 kindergartens in their respective ramp up periods.

Noah's network also includes five primary and secondary schools. One of them opened in the first quarter of fiscal 2012 and remains in its ramp up stage, with an enrollment rate of 63% as of September 30, 2013.

Noah also operates ten directly-owned supplemental training centers.

Student enrollment totaled over 22,000, reflecting a year-over-year increase of about 24% due to the expansion of the network. Categorized according to business service, more than 12,700 students are enrolled in kindergartens, while approximately 5,700 are accounted for in primary and secondary schools, and the remaining 3,600 are in directly owned supplemental training centers.

Financial Outlook for the Second Quarter and Full Fiscal 2014

Based on current estimates and market conditions, for the second quarter of fiscal 2014, Noah expects to generate net revenue in the range of RMB66 million (US$9.8 million) to RMB70 million (US$11.4 million). For the full fiscal 2014, the Company expects to generate revenue between RMB237 million (US$38 million) and RMB251 million (US$41 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 7:30 am (Eastern)/4:30 am (Pacific)/8:30 pm (China) on Thursday, November 21, 2013 to discuss its first quarter fiscal year 2014 financial results and recent business activities. The conference call may be accessed by calling:

US	+1-866-652-5200
International	+1-412-317-6060
China	4001-201203
Hong Kong	06-800-20175

Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah Education” as the verbal passcode to access the call. Replay of the conference call will be available from 10:00 am US Eastern Time on November 21, 2013 until 9:00 am US Eastern Time on November 29, 2013 by dialing the following numbers:

US	+1-877-344-7529
International	+1-412-317-0088
Passcode	10035624

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.noaheducation.com.

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Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the rate of RMB6.1200, the noon buying rate for US dollars in effect on September 30, 2013 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company's liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd

Noah Education Holdings Ltd (“Noah” or “the Company”) is a leading provider of education services in China. The Company operates in three different segments, with a focus on English language training, high-end kindergartens, primary and secondary schools, and supplemental education.

Noah owns and operates 48 high-end kindergartens located in the Guangdong Province, Hunan Province and Yangtze River Delta. It owns and operates five primary and secondary schools, which are all based in Guangdong Province. The Company also owns and operates 10 supplemental education centers in Hunan Province and Shanxi Province, which focuses on English language training for children aged 3-12.

Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah's current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah's most recent Annual Report on Form 20-F and other filings with the SEC.

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Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

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Noah Education Holdings Ltd.

Consolidated Balance Sheet

	June 30,	September 30,
	2013	2013
	(Audited)	(Unaudited)
	RMB	RMB	USD
Assets
Current Assets
Cash and cash equivalents	447,928,254	214,354,008	35,025,165
Investments
Held to maturity investments	83,003,441	358,003,441	58,497,294
Accounts receivables, net of allowance of doubtful debts	294,145	329,019	53,761
Inventories	5,040,347	4,818,792	787,384
Pre-paid expenses, and other current assets	17,810,299	23,554,728	3,848,812
Total current assets	554,076,486	601,059,988	98,212,416
Investments	15,185,603	14,676,848	2,398,178
Property, plant and equipment, net	197,605,249	194,710,989	31,815,521
Intangible assets, net	80,314,386	78,807,548	12,877,050
Goodwill	75,486,942	75,486,942	12,334,468
Deposit for property, plant and equipment	8,515,947	11,443,787	1,869,900
Deferred tax assets – non-current	104,314	75,102	12,272
Total assets	931,288,927	976,261,204	159,519,805

Liabilities and Shareholders’ equity
Current liabilities
Accountants payable (including account payables of the consolidated variable interest entities ('VIEs") without recourse to the Company of RMB2,073,692 and RMB 1,664,777 as of June 30, 2013 and Sept.30,2013, respectively)	2,120,699	1,705,527	278,681
Amount due to related party (including amount due to related party of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB34,998 and RMB 52,497 as of June 30, 2013 and Sept. 30, 2013, respectively.	34,998	52,497	8,578
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to the Company of RMB21,132,742 and RMB 28,615,250 as of June 30, 2013 and Sept.30, 2013, respectively)	46,637,314	60,582,833	9,899,156
Advances from customers (including advance from customer of the consolidated VIEs without recourse to the Company of RMB850,842 and RMB 518,568 as of June 30, 2013 and Sept. 30, 2013, respectively)	860,708	529,234	86,476
Income tax payable (including income tax payables of the consolidated VIEs without recourse to the Company of RMB8,057,989 and RMB 8,749,875 as of June 30, 2013 and Sept. 30, 2013, respectively)	22,146,786	24,511,492	4,005,145
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB18,612,829 and RMB 32,654,624 as of June 30, 2013 and Sept. 30, 2013, respectively)	36,410,159	70,389,597	11,501,568
Contingent consideration payable	2,500,000	0	0
Total current liabilities	110,710,664	157,771,180	25,779,604
Deferred revenues – non-current	2,638,848	2,389,217	390,395
Deferred tax liabilities	9,407,560	9,026,693	1,474,950
Other liabilities	1,102,801	1,102,801	180,196
Total non-current liabilities	13,149,209	12,518,711	2,045,541
Total liabilities	123,859,873	170,289,891	27,825,145

Shareholders’ equity
Ordinary shares	14,841	14,841	2,425
Additional paid-in capital	1,047,772,763	1,047,772,763	171,204,700
Accumulated other comprehensive loss	(123,518,246)	(124,580,692)	(20,356,322)
Retained earnings	(190,854,928)	(191,540,847)	(31,297,523)
Total Noah Education Holdings Ltd. shareholders' equity	733,414,430	731,666,065	119,553,280
Non-controlling interests	74,014,624	74,305,248	12,141,380
Total equity	807,429,054	805,971,313	131,694,660
Total liabilities and shareholders’ equity	931,288,927	976,261,204	159,519,805

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Noah Education Holdings Ltd.

Consolidated Statement of Operations

	Three months ended September 30
	2012	2013
	(Unaudited)	(Unaudited)
	RMB	RMB	USD
Net revenue	38,810,263	49,205,049	8,040,041
Cost of revenue	(23,728,785)	(32,287,354)	(5,275,711)
Gross profit	15,081,478	16,917,695	2,764,330
Research & development expenses	(584,053)	(522,242)	(85,334)
Sales & marketing expenses	(1,649,335)	(2,011,218)	(328,630)
General and administrative expenses	(21,600,150)	(23,749,917)	(3,880,705)
Other expenses	(79,790)	(35,138)	(5,742)
Total operating expenses	(23,913,328)	(26,318,515)	(4,300,411)

Other operating income	3,587,643	4,473,368	730,943
Net operating (loss)	(5,244,207)	(4,927,452)	(805,138)
Impairment loss on other investment	(101,456)	(125,908)	(20,573)
Interest income	385,810	680,852	111,250
Investment income	4,656,355	5,339,585	872,481
Other Non-Operating income	102,602	882,435	144,189
(Loss)/Income before income taxes	(200,896)	1,849,512	302,209
Income tax credit /(expenses)	129,815	(2,227,308)	(363,940)
Net (loss) from continuing operations	(71,081)	(377,796)	(61,731)
less: Net (loss)/income attributable to non-controlling interest	(563,125)	308,122	50,347
Net income/(loss) attributable to Noah Education Holdings Ltd. Shareholders	492,044	(685,918)	(112,078)

Net income/(loss) per share
Basic	0.01	(0.02)	(0.003)
Diluted	0.01	(0.02)	(0.003)

Weighted average ordinary shares outstanding
Basic	36,564,911	36,563,991	36,563,991
Diluted	36,564,911	36,604,430	36,604,430

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Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended September 30
	2012		2013
	(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	38,810,263	100.0%	49,205,049	8,040,041	100.0%

GAAP gross profit	15,081,478	38.9%	16,917,695	2,764,330	34.4%
Share-based compensation	0	0.0%	0	0	0.0%
Non-GAAP gross profit	15,081,478	38.9%	16,917,695	2,764,330	34.4%

GAAP operating (loss)	(5,244,207)	-13.5%	(4,927,452)	(805,138)	-10.0%
Share-based compensation	480,168	1.2%	0	0	0.0%
Non-GAAP operating (loss)	(4,764,039)	-12.3%	(4,927,452)	(805,138)	-10.0%

GAAP net (loss)	(71,081)	-0.2%	(377,796)	(61,731)	-0.8%
Share-based compensation	480,168	1.2%	0	0	0.0%
Non-GAAP net income /(loss)	409,087	1.1%	(377,796)	(61,731)	-0.8%

GAAP net income(loss) per share
Basic	0.01		(0.02)	(0.003)
Diluted	0.01		(0.02)	(0.003)

Non-GAAP net income(loss) per share
Basic	0.03		(0.02)	(0.003)
Diluted	0.03		(0.02)	(0.003)

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance for the continuing operations

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Noah Education Holdings Ltd.

Disclosure of EBITDA

	Three months ended September 30
	2012	2013
	(Unaudited)	(Unaudited)
	RMB	RMB	USD
Operating (loss)	(5,244,207)	(4,927,452)	(805,138)
Depreciation	6,471,103	7,197,507	1,176,063
Amortization	1,101,906	1,506,838	246,215
EBITDA	2,328,802	3,776,893	617,140

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Noah Education Holdings Ltd.

Consolidated Cash Flow Statements

	For Three Months Ended September 30
	2012	2013
	Unaudited	Unaudited
	RMB	RMB	USD
Cash flows from operating activities
Net (loss)	(71,081)	(377,796)	(61,731)
Adjustments to reconcile net (loss)
Amortization of intangible assets	1,101,906	1,506,838	246,215
Depreciation of property, plant and equipment	6,471,104	7,197,507	1,176,063
Share-based compensation expense	480,168	0	0
Loss on disposal of fixed assets	155,988	5,715	934
Allowance for doubtful debts	462,287	0	0
Impairment loss on Franklin and other investment	101,457	125,908	20,573
Changes in current assets & liabilities
Accounts receivable	(14,808)	(34,874)	(5,698)
Inventories	239,344	221,555	36,202
Prepaid expenses and other current assets	(16,277,692)	(5,744,429)	(938,632)
Deferred tax assets	69,435	29,212	4,773
Accounts payable	(159,510)	(415,172)	(67,839)
Other payables and accruals	9,827,254	13,945,519	2,278,680
Advances from customers	68,564	(331,474)	(54,162)
Deferred revenue	22,357,500	33,729,807	5,511,406
Income tax payable	(236,843)	2,364,706	386,390
Deferred tax liability	(1,184,791)	(380,867)	(62,233)
Cash provided by operating activities	23,390,282	51,842,155	8,470,941

Cash flows from investing activities
Acquisition of property, plant and equipment	(13,347,161)	(4,330,969)	(707,675)
Prepayment of property, plant and equipment	(1,234,633)	(2,927,840)	(478,405)
Acquisition of Yuanbo	(7,272,337)	0	0
Acquisition of DDK	0	(2,500,000)	(408,497)
Deposit for investment	(4,800,000)	0	0
Purchase of HTM investment	(396,000,000)	(358,000,000)	(58,496,733)
Redemption of HTM investment	13,000,000	83,000,000	13,562,092
Disposal of PPE	0	22,007	3,596
Cash (used in) investing activities	(409,654,131)	(284,736,802)	(46,525,622)

Cash flows from financing activities
Shares repurchases	(51,181)	0	0
Cash (used in) financing activities	(51,181)	0	0

Net (decrease) in cash	(386,315,030)	(232,894,647)	(38,054,681)
Effect of exchange rate changes on cash	370,732	(679,599)	(111,046)
Cash and cash equivalents at beginning of quarter	501,772,653	447,928,254	73,190,892
Cash and cash equivalents at end of quarter	115,828,355	214,354,008	35,025,165

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